

April 2, 2025

Nate Olmstead
Chief Financial Officer
Penguin Solutions, Inc.
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman
Cayman Islands, KY1-9008

>   **Re: Penguin Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 30, 2024**
>   **Filed October 24, 2024**
>   **File No. 001-38102**

Dear Nate Olmstead:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 61

1.   We note that you intend to wind down manufacturing and discontinue the sale of certain legacy products offered through your Penguin Edge business and anticipate that the goodwill of the Penguin Edge reporting unit of $16.1 million may become further impaired in future periods. In future filings, please provide information for investors to assess the probability of future goodwill impairment charges related to this reporting unit. If the reporting unit is at risk of failing, you should disclose:
      * the percentage by which fair value exceeded carrying value at the date of the most recent test;
      * a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Notes to Consolidated Financial Statements
Other Operating (Income) Expense, page 97

2.   We note your disclosure that in 2024 and 2023, you initiated plans that included workforce reductions and the elimination of certain projects cross your businesses. In connection therewith, you recorded restructure charges of $ 7.1 million and $ 7.0 million in 2024 and 2023, respectively, primarily for employee severance costs and other benefits. To the extent this amount is material to operating and/or net income, please revise to include the disclosures set forth in ASC 420-10-50-1. See also Staff Accounting Bulletin Topic 5.P.4.

Income Taxes, page 98

3.   We note that you released $69.8 million of your deferred tax valuation allowance during the year ended August 25, 2023. With reference to ASC 740-10-30-16 through 25, provide us with a comprehensive analysis to support this release. In this regard, explain the positive and negative evidence that you considered, how that evidence was weighted and how that evidence led you to determine it was appropriate to release a portion of the valuation allowance. Additionally, describe the anticipated future trends included in your projections of future taxable income and the amount of pre-tax income that you need to generate to realize your deferred tax assets.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing